Exhibit 99.1

LETTER TO SHAREHOLDERS

To our shareholders, at the end of a fiscal year, we believe it is important for us to review the year and mark our progress against our strategic plans. 2013 was a transition year for Westport. We went through a considerable change as we reconfigured our business from our market creation, demonstration project culture, to a focused product business in a strong growth market. We will start reviewing the year by reiterating the foundations for our strategic plan.

First, transportation and energy, what we all know as the world’s two largest industries, are going through once-a-century disruption where fundamental economic forces are driving change. For transport, it is the high price of oil, from which virtually 100% of our transportation fuels are derived. As a result, this has opened up an opportunity for a new energy source. It is important to understand that this is an economic issue, and the driving force for change is the quest for a lower cost fuel.

Second, energy is going through a technology-driven disruption in both oil and gas extraction and distribution. Here we need to focus on the fact that the oil boom is about extracting oil from previously impossible or uneconomic resources, and high prices are driving innovations. With natural gas, it is the opposite. We have created a breakthrough that has opened up staggering quantities of low cost natural gas. There is a tremendous amount of global investment underway to bring natural gas to market and make it a truly global energy source, like oil. When you put the two industries together, you have our fundamental thesis where we will see natural gas as a primary fuel for transportation applications.

Westport is focused on where the market is going to be, not where it has been or where it is today. The market ahead of us is coming quickly and breakthrough products are coming fast, from passenger cars in Russia or China to locomotives in the U.S. We believe the real advantage is the emerging market for fully developed, original equipment manufacturer (OEM)-built products, with the same high quality standards as current products and using the traditional automotive industry channels and supply chain.

We have concluded that the first priority should be markets where customers spend a great deal on fuel; regulation or policy are encouraging a change; and there is a full ecosystem of product distribution, service, fuelling infrastructure, and customer awareness. At Westport, we spent over a decade educating, encouraging, demonstrating, and proving out the necessary components of that ecosystem in different markets around the world.

At the end of 2013, we believe the ecosystem was in place. We were able to survey around the world and were pleased with the proof that we are on the right track. For example, revenues from our joint ventures (JVs) in North America and China, combined with revenue from Westport’s direct sales were over $900 million last year. Furthermore, natural gas fuelling infrastructure is emerging globally, and a small but highly capable and scalable supply chain is developing. Growth is apparent all over the world.

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We spent the last year reviewing our current product portfolio, all of our market opportunities, and making the appropriate shifts in the business in order to prioritize the most important strategic decisions and optimize our position in the emerging global market for fully integrated OEM-built natural gas vehicles. We are entering 2014 with clear objectives:

Increase Heavy-Duty Natural Gas Trucks Market Penetration in North America

We look at 2014 as the critical breakthrough year in heavy-duty trucks in North America. We expect to see 3% to 5% market penetration in Class 8 trucks for natural gas this year, which is up from virtually zero in 2011. At that rate, we would have a total population on the road of about 12,000 trucks over the next couple of years, which would consume on average about 18,000 gallons of fuel per year per truck. This is becoming a material amount of energy that is being allocated to the Class 8 truck market.

If we are successful in getting that 3% to 5% market penetration, we believe the growth trajectory is clear. That is growth from approximately 1.7% in 2013, and we do not think there is anything to stop it from going much higher. Westport has 100% content in those natural gas trucks sold in North America this year, with Cummins Westport engines supplemented by sales of the Westport iCE PACKTM liquefied natural gas (LNG) Tank System.

Continue Significant Growth in China

We believe 2014 is also going to be a breakthrough year for us in China. Our Weichai Westport JV shipped over 38,000 engines last year and we expect it to grow again in 2014. Approximately 70% of those sales went into trucking applications. Westport will begin supplying components and high pressure direct injection (HPDI) kits to the Weichai Westport JV in 2014 as we shift our strategy from market creation to product sales through the JV. This is a significant opportunity and we are excited to continue to work with Weichai to lead this energy transition in China. The JV has also announced a capacity expansion that will position us to ship up to 100,000 natural gas engines annually by the end of 2014.

Generate Profitable Growth in the Automotive Market

On the automotive side, we have two paths to market:

•	The Applied Technologies business is well positioned for growth as our OEM customers expand their product offerings globally and as sales develop. We manufacture various specialized natural gas components, such as tank valves, regulators, and fuel lines.
•	Through our complete vehicle systems, including our work with Volvo Car and Ford, we have taken big steps to position ourselves for profitable growth. For example, last year we acquired BAF Technologies, Inc. and combined it with our Westport WiNGTM Power System division to create the single largest Ford Qualified Vehicle Modifier business. Similarly, with the launch of the new Volvo V60 model in Europe and the improvements we have made to that business, we expect to be in a position for profitable growth in 2014 and beyond.

Develop Westport Off-Road Systems Business

We are seeing quick enthusiasm in the rail industry, and we are well positioned to sell WestportTM LNG Tenders and engine systems in this market over the next few years. The WestportTM LNG Tender is a brand new product and is emerging as a very interesting business for Westport. We believe you will see the evidence of this develop in 2014.

At the end of 2013, we discontinued the production of the first generation of WestportTM HPDI. Our investment was essential in establishing the opportunity for natural gas heavy-duty trucks around the world. However, its mission in market creation and development has been accomplished. We will continue to support our existing customers, and we have allowed for that going forward with a substantial provision on our balance sheet. The next generation of WestportTM HPDI products will be emerging, and the business model we have developed with our OEM partners will be more scalable and profitable for Westport.

Path to Profitability Milestones

All of the products mentioned above are in the market today and are going to form the basis for our stated goal of reaching Adjusted EBITDA positive in our combined operating business units by the end of 2014. This is a very important goal for us. The swing from a $97 million Adjusted EBITDA loss for the year ended 2013 to Adjusted EBITDA positive on a consolidated basis by the end of 2015 is a real challenge, but we have the roadmap in front of us.

The end game is not a breakeven business. We are continuing to invest heavily in technology and product development with our partners, and we believe we are developing a sustainable, competitive position. As the market for natural gas vehicles emerges over the next few years, Westport will be the leading partner for OEMs as they launch new products. We are confident that we have a strong lead on competition and we can foresee considerable flexibility in our plans as the markets mature.

In conclusion, our goals for 2014 are:

1) To reach Adjusted EBITDA positive from our combined operating business units by Q4 and continued profitable growth in our JVs.

2) To carefully and prudently manage our investment programs to ensure that operational cash flow from Westport direct sales, plus our JVs’ dividends, will cover our investments and allow Westport to achieve overall consolidated Adjusted EBITDA positive by the end of 2015; while maintaining the right investment and the right priorities to ensure our continued leadership of the industry.

3) To deliver on contractual commitments to our strategic partners and key OEMs, and develop attractive new customer relationships. We will continue to help removing barriers to the rapid adoption of natural gas vehicles around the world.

We have defined the trajectory and identified a meaningful scorecard that tracks our path to profitability. The industry is growing beyond many expectations and we firmly believe that Westport and our shareholders are in the right place to benefit from the opportunities in front of us. We believe 2014 is going to be a spectacular year for us.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support.

Sincerely,

David R. Demers	Bill E. Larkin
Chief Executive Officer	Chief Financial Officer